Exhibit 99.1

News
FOR IMMEDIATE RELEASE
BMO Financial Group to acquire Marshall & Ilsley Corporation (M&I)
M&I an excellent strategic, financial, and cultural fit with BMO
•	Consistent with BMO’s stated objective of expanding its North American banking business in the U.S.

•	Transforms and strengthens BMO’s U.S. businesses by increasing scale and providing strong entry into new and attractive markets

•	Transaction provides attractive financial returns for BMO

•	BMO’s capital ratios to remain strong

•	Customers and communities will benefit from combination of two organizations with complementary capabilities and a long history of supporting their interests
TORONTO and MILWAUKEE, December 17, 2010 — BMO Financial Group (TSX NYSE: BMO) and Marshall & Ilsley Corporation (NYSE:MI) today announced that they have entered into a definitive agreement under which BMO will acquire all outstanding shares of common stock of M&I in a stock-for-stock transaction.
Under the terms of the agreement, each outstanding share of M&I will be exchanged for 0.1257 shares of Bank of Montreal upon closing. Based on the closing share price of Bank of Montreal on the TSX of C$62.05 on December 16, 2010, the transaction values each share of M&I at US$7.75, or an aggregate amount of approximately US$4.1 billion in Bank of Montreal common shares. The closing share price of M&I on NYSE on December 16 was US$5.79.

BMO expects to maintain strong capital ratios after the acquisition; BMO intends to raise approximately C$800 million in additional common equity prior to closing of the acquisition. On a Basel II basis, before considering growth in capital from the business prior to closing, BMO’s Tier 1 Capital Ratio as at October 31, 2010, pro forma for the acquisition and equity offering, would be approximately 11.7%.
The transaction has an estimated internal rate of return to BMO of more than 15% and is expected to be accretive to BMO’s earnings in 2013, excluding one-time merger and integration costs of approximately C$540 million. The transaction is expected to generate annual run-rate synergies of approximately C$250 million which will be fully phased in by the end of fiscal 2013.
As part of the agreement, BMO will purchase M&I’s TARP preferred shares at par plus accrued interest — with full repayment to the U.S. Treasury immediately prior to closing. M&I’s existing warrants held by the U.S. Treasury will also be purchased by BMO.
The transaction, which has been approved by the BMO and M&I Boards of Directors, is expected to close prior to July 31, 2011.
Expanding Scale

	US Assets $B	Deposits $B	No. of branches
BMO U.S.	110	54	321
M&I	52	38	374
BMO U.S.- M&I	162	92	695
“The acquisition is consistent with our strategy to strengthen our North American businesses. It transforms BMO’s competitive position in the U.S. Midwest by bringing together highly complementary businesses that align well with BMO’s retail, commercial, and asset/wealth management businesses in the U.S. It also increases scale and provides strong entry into other attractive markets, including Minnesota, Missouri, and Kansas, and expansion in Indiana and Wisconsin,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “For customers, shareholders and employees, the combined bank group will be a stronger entity. This acquisition gives us the opportunity to leverage the greatest strength of both organizations: our brands and reputations.
“We are very pleased to announce this transaction with M&I. We are committed to ensuring an excellent transition and to maintaining M&I’s strong presence and community leadership in Milwaukee and other M&I markets. Making each M&I customer feel welcome will be a high priority for us. Harris and M&I set the standard in the Midwest for exemplary customer experience and commitment to communities, and we will build upon this reputation,” added Mr. Downe. “We have a brand promise common to each of our businesses. It speaks directly to customers and reinforces our focus on personal and commercial banking in North America.”
Upon closing, Mark Furlong, who is currently Chairman, President and CEO of M&I, will become CEO of the combined U.S. Personal and Commercial banking business, based in Chicago. He will report to Mr. Downe and will join BMO’s Management Committee. Also, upon closing, Ellen Costello will be CEO of Harris Financial Corp. and U.S. Country Head for BMO with governance oversight for all U.S. operations. She will report to Mr. Downe and will be a member of BMO’s Management Committee.
Mr. Furlong said: “This transaction is good news for M&I’s shareholders, customers, employees and the communities we serve. It will position us with the capital strength and scale to enhance our commitment to customers and communities. This combination is about two companies that share a vision of building strong long-term customer relationships. BMO has a diversified business mix with a strong reputation for being a consistent lender.”
Both companies have proven execution capabilities and have strong management and deep customer relationships. The combined U.S. banking operations will bring together the best people and resources to create a strong team to lead the business forward. Mr. Furlong, in partnership with Ms. Costello, will lead the integration effort of merging the companies, with focus on disciplined execution of the companies’ plans. Both companies have significant experience at completing numerous transactions successfully.
Under the terms of the merger agreement announced today, M&I will merge with a BMO subsidiary, and existing M&I shareholders will become entitled to receive common shares of Bank of Montreal. In connection with the merger agreement, M&I issued to BMO an option, exercisable under certain circumstances, to purchase up to 19.7% of M&I’s common stock. The transaction is subject to customary closing conditions, including regulatory approvals and approval from shareholders of M&I.

Investor information and call
A conference call is scheduled to take place on Friday, December 17, 2010, at 8:00 a.m. (ET) and will feature a presentation followed by a brief question and answer period with analysts. Interested parties can access this call live on a listen-only basis via telephone at: (416) 695-7806 or 1 (888) 789-9572, passcode No. 7214261# (please call between 7:45 a.m. and 7:55 a.m. ET) and via the internet at: www.bmo.com/investorrelations.
Presentation material referenced during the conference call will be available at www.bmo.com/investorrelations.

A rebroadcast of this presentation will be available until midnight ET, Thursday, February 17, 2011, by calling 1 (800) 408-3053 or (905) 694-9451 and entering passcode No. 2446165#.
Advisors
BMO Capital Markets and JPMorgan Securities LLC acted as financial advisers to BMO, and Sullivan and Cromwell LLP and Osler Hoskin & Harcourt LLP acted as its legal advisers. BofA Merrill Lynch acted as financial advisor to M&I. Wachtell, Lipton, Rosen & Katz and Godfrey & Kahn acted as legal advisors to the Board of Directors of M&I.
About BMO
Established in 1817 and based in Canada, BMO Financial Group serves more than 10 million personal, commercial, corporate and institutional customers in North America and internationally. Our operating groups — Personal and Commercial Banking, BMO Bank of Montreal in Canada and Harris in the United States; Private Client Group, our wealth management business; and BMO Capital Markets — share one vision: to be the bank that defines great customer experience.
About Marshall & Ilsley
Marshall & Ilsley Corporation (NYSE: MI) is a diversified financial services corporation headquartered in Milwaukee, Wis., with $51.9 billion in assets. Founded in 1847, M&I Marshall & Ilsley Bank is the largest Wisconsin-based bank, with 192 offices throughout the state. In addition, M&I has 53 locations throughout Arizona; 36 offices along Florida’s west coast and in central Florida; 33 offices in Indianapolis and nearby communities; 26 offices in metropolitan Minneapolis/St. Paul, and one in Duluth, Minn.; 17 offices in the greater St. Louis area; 15 offices in Kansas City and nearby communities; and one office in Las Vegas, Nev. M&I also provides trust and investment management, equipment leasing, mortgage banking, asset-based lending, financial planning, investments, and insurance services from offices throughout the country and on the Internet (www.mibank.com or www.micorp.com).
Cautionary statement regarding forward-looking information
Certain statements in this press release are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.

By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Assumptions about current and expected capital requirements, M&I’s revenues and expenses, potential for earnings growth as well as costs associated with the transaction and expected synergies, were material factors we considered in estimating the internal rate of return to BMO and our estimate of the acquired business being accretive to BMO’s earnings in 2013.
Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities, were material factors we considered in estimating transaction and integration costs.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Additional information for stockholders
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as

well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents” or from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings.”
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
For News Media Enquiries:
BMO
Paul Deegan, Toronto, paul.deegan@bmo.com, (416) 867-3996
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
Internet: www.bmo.com
M&I
Patty Cadorin, Milwaukee, patty.cadorin@micorp.com, (414) 765-7814
Sara Schmitz, Milwaukee, sara.schmitz@micorp.com, (414) 765-7831
Internet: www.micorp.com
For Investor Relations Enquiries:
BMO
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, (416) 867-6656
Terry Glofcheskie, Director, terry.glofcheskie@bmo.com, (416) 867-5452
M&I
Greg Smith, CFO, Milwaukee, gregory.a.smith@micorp.com, (414) 765-7727